

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

August 10, 2009

Mr. William E. Mudd
Chief Financial Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

> **Re:**   **Churchill Downs
> Form 10-K for fiscal year ended December 31, 2008
> Filed March 4, 2009
> File No. 001-33998
> Definitive Proxy Statement – Schedule 14A
> Filed April 28, 2009
> File No. 001-33998**

Dear Mr. Mudd:

      We note your response to our comment letter to you dated June 9, 2009 and have the following additional comment.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note your response to our prior comment 1 and reissue in part. Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits in full as Item 601(b)(10) of Regulation S-K does not contain any materiality qualifiers. To the extent you believe that filing all the attachments, schedules and exhibits to the Amended and Restated Credit Agreement would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T. Please refer to the guidance on our website for requesting such an exemption at http://www.sec.gov/info/edgar/cfedgarguidance.htm.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Chanda DeLong at (202) 551-3490. If you need further assistance, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Advisor

Ms. Caryn F. Price, Esq.
Via facsimile: (502) 589-0309